UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

8 August 2008

Telecom Corporation of New Zealand Limited

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 8, North Tower

Telecom House

68 Jervois Quay

Wellington

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    [x]  Form 20-F    [  ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [  ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

This report on Form 6-K contains the following:

Telecom Corporation of New Zealand Limited – Quarter 4 media release

Telecom Corporation of New Zealand Limited – Quarter 4 management commentary

Telecom Corporation of New Zealand Limited – Quarter 4 condensed financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 8 August 2008	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

MEDIA RELEASE

8 August 2008

TELECOM’S DELIVERY OF STRATEGY UNDERWAY WITH TRANSFORMATION IN FULL FLOW

Telecom New Zealand today announced earnings before interest tax depreciation and amortisation (EBITDA) of $1,891 million for the year ended 30 June 2008, in line with guidance.

Total revenue for the year was $5,673 million, a 2% increase on the prior year, while expenses rose 5% to $3,782 million, in part reflecting the costs of transformation and operational separation. This resulted in a 4% decline in EBITDA.

Net earnings for the year were $713 million.

Telecom CEO Paul Reynolds said that during a period of profound change Telecom had delivered a good result in line with the guidance.

“Telecom is now operationally separated, a new leadership team has been appointed, and the implementation of our transformation is in full flow,” said Dr Reynolds.

“In our April 10 market briefing we said we would invest for growth and long term health and focus on new wave broadband, mobile and IT services as our path back to profit growth. This process is now well under way.

“Our fibre-to-the-node (FTTN) rollout is progressing well, with 33 cabinets in place by 30 June, and ADSL2+ technology is now available from cabinets or exchanges to 50% of all broadband end users throughout New Zealand. This investment will allow more New Zealanders to enjoy faster broadband than ever before.

“Revenue from IT services for the quarter grew nearly 20% when compared to the same period last year and the build of our new WCDMA mobile network is also progressing apace. We are evaluating the further potential of WCDMA at 850 MHz.”

Dr Reynolds said the year’s result also highlighted the increasingly competitive nature of the New Zealand telecommunications landscape.

“In this new environment customers have more choice and opportunities than ever before.

“The trend of migration of fixed line customers from retail to wholesale continues, and UCLL-based competition is hotting up,” he said.

Depreciation and amortisation increased by 17% on the previous year, as Telecom increases its capital expenditure and moves to equipment with shorter lifecycles.

	12 Months 30-Jun-08 $M	12 Months 30-Jun-07 $M	Change %
REVENUE	5,673	5,562	2%
EXPENSES	(3,782)	(3,596)	5%

EBITDA	1,891	1,966	-4%

DEPRECIATION & AMORTISATION	(761)	(652)	17%

EBIT	1,130	1,314	-14%

NET INTEREST EXPENSE	(152)	(230)	-34%
SHARE OF ASSOCIATES’ LOSSES	(3)	(3)	NM
INCOME TAX EXPENSE	(262)	(222)	18%

Net earnings - continuing operations	713	859	-17%

Net earnings - YPG	—	99	NM

Net earnings	713	958	-26%

Net earnings - attributable to shareholders	710	955	-26%
EPS	37.9	48.0	-21%
DPS	29.0	35.5	-18%

Adjusted for abnormal items.

1

	Q4 08 $M	Q4 07 $M	Change %
REVENUE	1,459	1,408	4%
EXPENSES	(972)	(906)	7%
ABNORMAL ITEMS	—	(9)	NM

EBITDA	487	493	-1%

DEPRECIATION & AMORTISATION	(210)	(176)	19%

EBIT	277	317	-13%

NET INTEREST EXPENSE	(45)	(38)	18%
SHARE OF ASSOCIATES’ LOSSES	(1)	(3)	NM
INCOME TAX EXPENSE	(55)	(26)	NM

Net earnings - continuing operations	176	250	-30%

Net earnings - YPG	—	2,084	NM

Net earnings	176	2,334	-92%

Net earnings - attributable to shareholders	175	2,334	NM
EPS	9.6	116.1	NM
DPS	8.0	14.5	-45%

All figures are in New Zealand dollars unless otherwise stated.

Q4 Performance Highlights

Broadband and internet

Broadband and internet revenue increased nearly 6% on the equivalent quarter in the prior year.

More than 40,000 net broadband connections were added during the quarter, with Telecom Retail securing 56% of those connections.

IT Services

IT services revenue was up nearly 20% for the quarter when compared to Q4 07.

Managed data revenues have also increased, reflecting growth in market share and increasing use of data services with current clients.

Mobile

Dr Reynolds said that Telecom’s mobile operation had a challenging quarter, seeing a nearly 7% decline on the previous year’s equivalent quarter’s mobile revenue, reflecting price cuts and increased competition.

2

“Nevertheless the fact that post-paid mobile connections have returned to growth reflects the success of retention initiatives such as half price international roaming and re-sign and upgrade initiatives targeted at high-value customers,” he said.

Mobile broadband has also grown, with the passing of the milestone of 100,000 mobile broadband devices sold and the launch of the T-Stick USB modem.

Telecom Wholesale

Telecom Wholesale saw revenue increase 15% year on year, with non-interconnect revenue growing 28%. Wholesale successfully launched its basic unbundled bitstream access (UBA) product in July.

Australian operations

Australian full-year EBITDA was AU$82m, which slightly exceeded guidance.

“Integration of AAPT and PowerTel is now largely complete, and the wholesale and business segment transformation is ongoing with the focus on profitable ‘on-net’ sales,” he said.

Guidance

Looking ahead, Group EBITDA is expected to decline by 4% to 6% in the year to 30 June 2009 (and in line with guidance given on 10 April 2008). Capex over this same period is forecast to be up to $1.1 billion.

Dividend

Telecom has declared an ordinary dividend of 8 cents per share for the quarter bringing cumulative dividends for the year to 29 cents.

Telecom’s big year: highlights

•	Undertakings on operational separation signed on 31 March.

•	Chorus business established and operating.

•	33 FTTN cabinets installed by 30 June, and 53 by 8 August.

•	New leadership team members announced, including CFO, chief transformation officer and CEO Retail.

3

•	ADSL2+ available to 50% of all broadband end users.

Telecom New Zealand media relations:

Mark Watts: +64 (0)272 504 018

Ian Bonnar: +64 (0)27 215 7564

4

MANAGEMENT COMMENTARY

8 August 2008

Results for the twelve months ended 30 June 2008

Note: Other than the analysis of Australian Operations results, which are presented in Australian dollars (‘A$’ or ‘AUD’), all monetary amounts in this management commentary are expressed in New Zealand dollars (‘NZ$’ or ‘NZD’) unless otherwise stated. The word ‘Telecom’ is used to refer to the Telecom group of companies unless otherwise stated.

OVERVIEW OF CONSOLIDATED RESULTS

For the twelve months ended 30 June 2008 (‘2008’) net earnings from continuing operations were NZ$713 million compared to NZ$844 million for the twelve months ended 30 June 2007 (‘2007’). For the quarter ended 30 June 2008 (‘Q4 2008’) net earnings from continuing operations were $176 million compared to $250 million for the quarter ended 30 June 2007 (‘Q4 2007’).

The comparative 2007 results from continuing operations exclude those of Yellow Pages Group (‘YPG’). The sale of YPG was completed in April 2007 and, as a result of the disposal, YPG’s results are classified as a discontinued operation. YPG’s results are not included in operating revenues or expenses, but interest income from the investment of the YPG sale proceeds is included in continuing operations.

Telecom Group Reported Earnings	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Operating revenues and other gains[1]	5,673	5,562	2.0	1,459	1,408	3.6
Operating expenses before depreciation and amortisation[1]	(3,782)	(3,596)	5.2	(972)	(906)	7.3
Adjusted items (net)	—	(32)	NM	—	(9)	NM

EBITDA[2]	1,891	1,934	(2.2)	487	493	(1.2)
Depreciation and amortisation	(761)	(652)	16.7	(210)	(176)	19.3

Earnings before interest and tax	1,130	1,282	(11.9)	277	317	(12.6)
Net interest expense	(152)	(230)	(33.9)	(45)	(38)	18.4
Share of associates’ losses	(3)	(3)	—	(1)	(3)	(66.7)

Earnings before tax	975	1,049	(7.1)	231	276	(16.3)
Tax expense	(262)	(205)	27.8	(55)	(26)	111.5

Net earnings - continuing operations	713	844	(15.5)	176	250	(29.6)
Net earnings - discontinued operations	—	2,183	NM	—	2,084	NM

Reported net earnings	713	3,027	(76.4)	176	2,334	(92.5)

[1]	Before adjusted items
[2]	Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

For 2008 adjusted earnings were the same as reported earnings. For 2007, adjusted earnings exclude:

•	a gain of NZ$2,084 million arising on the sale of YPG;

•	a gain of NZ$20 million arising on the sale of Telecom’s shareholding in Telecom Samoa Cellular Limited (‘TSCL’);

•

costs totalling NZ$36 million (NZ$24 million net of tax) resulting from restructuring activities, including a company-wide organisational redesign programme to reshape the company’s core business units and the costs of rationalising the Australian call centre operations; and

•

the recognition of a provision of NZ$16 million (NZ$11 million net of tax) for the cost of rectifying several billing application configuration issues. The provision covered the cost of investigating and resolving these issues.

Additionally, the 2007 comparatives present the results of YPG as a discontinued operation.

The current year results represent a decrease of 17.0% in adjusted net earnings from continuing operations in 2008 when compared to 2007, as shown in the table below:

Adjustments to reported net earnings	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Reported net earnings	713	3,027	(76.4)	176	2,334	(92.5)
Adjusted for:
Gain on sale of YPG	—	(2,084)	NM	—	(2,084)	NM
Gain on sale of TSCL	—	(20)	NM	—	—	NM
Restructuring charge[1]	—	24	NM	—	6	NM
Provision for billing issues[1]	—	11	NM	—	—	NM

Adjusted net earnings	713	958	(25.6)	176	256	(31.3)
Less: discontinued operation[1]	—	(99)	NM	—	—	NM

Adjusted net earnings - continuing operations	713	859	(17.0)	176	256	(31.3)

[1]	Figures are net of tax (other adjustments are not subject to tax)

Telecom’s adjusted earnings from continuing operations are summarised in the table below:

Telecom Group Adjusted Earnings	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Adjusted operating revenues & other gains	5,673	5,562	2.0	1,459	1,408	3.6
Adjusted operating expenses before depreciation and amortisation	(3,782)	(3,596)	5.2	(972)	(906)	7.3

Adjusted EBITDA [1]	1,891	1,966	(3.8)	487	502	(3.0)
Depreciation and amortisation	(761)	(652)	16.7	(210)	(176)	19.3

Adjusted earnings before interest and tax	1,130	1,314	(14.0)	277	326	(15.0)
Net interest expense	(152)	(230)	(33.9)	(45)	(38)	18.4
Share of associates’ losses	(3)	(3)	—	(1)	(3)	(66.7)

Adjusted earnings before tax	975	1,081	(9.8)	231	285	(18.9)
Adjusted tax expense	(262)	(222)	18.0	(55)	(29)	89.7

Adjusted net earnings - continuing operations	713	859	(17.0)	176	256	(31.3)

[1]	Earnings Before Interest, Taxation, Depreciation and Amortisation

The decline in adjusted net earnings from continuing operations for 2008 is principally due to an increase in operating expenses (including higher depreciation and amortisation charges), partially offset by a decrease in net interest expense, as detailed below:

•

the decline in adjusted EBITDA of NZ$75 million reflects a decline of NZ$154 million of EBITDA in NZ Operations partially offset by an increase of NZ$47 million in EBITDA from Australian Operations and an improvement of NZ$32 million in Corporate EBITDA following increased dividends from the Southern Cross Cables Group (‘Southern Cross’) partially offset by higher corporate costs;

•	depreciation and amortisation was 16.7% higher due to the full year effect in 2008 from owning PowerTel, higher capital expenditure in New Zealand and a reduction in lives of certain network assets;

•	net interest expense decreased in 2008 to NZ$152 million from NZ$230 million in 2007 principally due to additional interest income arising from the investment of the YPG sale proceeds; and

•	the effective tax rate for 2008 is higher than 2007, as 2007 included a tax benefit arising from recognising brought forward temporary differences relating to the Group’s Australian operations.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed in this announcement and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry and the state of the New Zealand and Australian economies.

KEY TRENDS

Regulation in New Zealand

Operational separation

Telecom finalised a comprehensive set of undertakings on operational separation (‘the Undertakings’) with the Communications and Information Technology Minister in March 2008. The Undertakings represent a set of legally binding obligations and detail how Telecom will operate under the operational separation regime that was effective from 31 March 2008. The full Undertakings document is available on the Ministry of Economic Development’s website at http://www.med.govt.nz/upload/56465/separation-undertakings.pdf.

A key element of the Undertakings is the proposal to accelerate the first phase of an enhanced, next-generation broadband network. This investment will significantly improve access and backhaul capability and will enable a number of enhanced broadband-based services to be delivered over the next few years.

The Telecommunications Amendment Act 2006 sets out the main requirements for Telecom’s operational separation:

•	the establishment of separate business units – a fixed network business, a wholesale unit, and retail units;

•	the establishment of an independent oversight group (‘IOG’); and

•	commitments to operate under strict independence and non-discrimination guidelines.

Telecom has established Chorus, which will provide access network services. Chorus has appointed all executive positions needed as a consequence of operational separation. Around twenty additional management positions will be appointed in 2009 in Chorus. Telecom will operate under the new structure with initial trading arrangements commencing from 1 July 2008. These New Zealand business units comprise:

•	Chorus;

•	Wholesale;

•	Retail;

•	Gen-i; and

•	Technology and Shared Services.

These business units will be supported by a Corporate head office.

Telecom has also appointed five members, including three independents, of the IOG and accordingly that body has been established, including a support office.

New Zealand Operations

•

IT Services continued its strong growth, with revenues increasing by 19.8% in Q4 2008 when compared to the corresponding prior period. This is principally due to continued market share gains and penetration with major clients.

•

Mobile revenue continued to decrease when compared to the prior year primarily due to lower pricing in the competitive mobile market. Retention initiatives have seen customer numbers increase over 2008 however there is a continued trend of falling demand for voice and services but an increasing demand for data services, for example mobile broadband.

•

Broadband revenue has continued to increase through 2008 with a 25.5% increase in overall connections, of which 15.2% relates to retail increases, following recent marketing campaigns. Competition is still aggressive in the broadband market. Telecom’s increase in broadband revenues continues to more than offset the decline from the dial-up internet business.

•

Wholesale revenues continued to grow strongly following the introduction of a broader range of regulated and non-regulated services, as well as retail competitors focusing on the consumer broadband and local service markets. Wholesale local service revenues and wholesale broadband revenues increased by 50.0% and 36.7% respectively over 2008.

•

The overall EBITDA margin percentage in the New Zealand operations continues to reduce, given the shift in revenue mix from the high-margin traditional telecommunications products to lower margin products and services; including IT Services, which is less capital intensive than Telecom’s traditional businesses, as well as a shift from retail to wholesale revenues.

Australian Operations

•

The comparability of the results from Australian Operations has been significantly impacted by the inclusion of PowerTel from May 2007. Operating revenues increased by approximately A$196 million in 2008 due to the inclusion of PowerTel, partially offset by a decline in revenue from existing operations.

•

EBITDA increased by A$38 million in 2008 when compared to 2007 due to the full year impact of PowerTel, cost reduction strategies impacting headcount and direct costs, and a gain on sale of the stand-alone mobile customer base that resulted in a one-off gain of A$7 million. Partially offsetting these improvements in EBITDA was a decline in the contribution by Gen-i Australia.

•

Competitive conditions continue to be highly challenging in Australia. Efforts have been made to focus the wholesale and business segments on key profitable opportunities, while customer migration to the ‘Hyperbaric’ billing and service management platform continues with a view of longer-term growth in the consumer market.

FUTURE EXPECTATIONS

Operational separation will continue to significantly impact operating revenues, operating costs and capital expenditure. The introduction of new regulated broadband services such as naked DSL and LLU are likely to accelerate the rate of broadband penetration and may result in further downward pressure on wholesale and retail broadband prices. More importantly, the advent of naked DSL and LLU pose threats to Telecom’s retail fixed line access relationship with customers and could accelerate the rate of decline in traditional access and calling revenues. Telecom expects broadband revenues to grow across the regulated wholesale and retail divisions, in response to the expected overall growth in the broadband market.

In addition to working through operational separation and developing new regulated services, there are a number of related matters under discussion, including the Telecommunications Service Obligations (‘TSO’) and the potential impact on future investment by Telecom. There is currently no clear indication as to how or whether these areas will materially impact Telecom’s future prospects.

Telecom indicated during 2008 that management do not foresee a return to profit growth until 2011, when we expect to see the benefits of our transformation programmes coming to fruition.

Telecom currently expects the following outcomes for the year ending 30 June 2009:

•	Group EBITDA to decline by 4% to 6%;

•	Included within this range:

•	AAPT EBITDA A$70 million to A$90 million (excluding Gen-i Australia); and

•	Southern Cross dividends NZ$40 million to NZ$60 million.

•	Group depreciation and amortisation of NZ$870 million to NZ $920 million;

•	Effective tax rate approximately 28% to 30% reflecting drop in corporate tax rate from 33% to 30%;

•	Group capital expenditure forecast up to NZ$1.1 billion; and

•	Group consolidated net earnings after tax of NZ$500 million to NZ$540 million.

DIVIDEND POLICY AND LONG-TERM CAPITAL MANAGEMENT

Capital Return by way of Scheme of Arrangement

Following the sale of YPG in April 2007 for NZ$2.2 billion, Telecom announced on 3 May 2007 its intention to make a capital return to shareholders of approximately NZ$1.1 billion via a shareholder and court-approved scheme of arrangement. Under the scheme of arrangement, one in nine ordinary shares were cancelled on a pro-rata basis in exchange for NZ$4.88 for each cancelled share. The scheme of arrangement was approved by shareholders at a special meeting on 17 August 2007 and final High Court approval was obtained on 3 September 2007. The capital return was successfully completed in October 2007.

Australian shareholders received approximately A$4.17 per cancelled share.

Immediately following the capital return the ratio of American Depositary Receipts (‘ADR’) to ordinary shares was changed from 1 ADR to 8 ordinary shares to 1 ADR to 5 ordinary shares. From an ADR holder’s perspective the combination of the capital return and ratio change resulted in the receipt of approximately US$3.27 for every existing ADR held and the issue of 42.2% more ADRs.

In the view of the Telecom Board, the NZ$1.1 billion capital return provided sufficient flexibility to accommodate any deterioration in the operating outlook and a significant ongoing capital expenditure programme.

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow and cost of capital. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (outlook stable) and Moody’s Investors Service A2 (outlook negative).

Ordinary Dividends for year ending 30 June 2008

Telecom has previously advised that its intention, subject to there being no material adverse changes in circumstances or operating outlook, is to target an ordinary dividend payout ratio of approximately 75% of net earnings (after adding back relevant non-cash items) for the year ending 30 June 2008. Dividends for each of the first three quarters of the 2008 financial year were 7.0 cents per share, with the fourth quarter dividend to be set to reflect the full year expected pay-out ratio. In accordance with this approach, a dividend of 8.0 cents per share (fully imputed at the rate of 33/67) has been declared in respect of the fourth quarter dividend.

Ordinary Dividends for years ending 30 June 2009 and 30 June 2010

At Telecom’s Investor Briefing Day on 10 April 2008 Telecom advised that it was its intention, subject to there being no material adverse changes in circumstances or operating outlook, to pay out the higher of 75% of net earnings (after adding back relevant non-cash items) or quarterly dividends of 6.0 cents per share, for the years ending 30 June 2009 and 30 June 2010. In accordance with this policy, dividends for the first three quarters of the 2009 financial year are expected to be 6.0 cents per share, with the fourth quarter dividend set to achieve the full year payout target of at least 24.0 cents per share.

Imputation and Supplementary Dividends

Telecom anticipates the level of imputation of future dividends to be as follows:

-	For the year ending 30 June 2009, probably nil imputation of dividends; and

-	For the year ending 30 June 2010, Telecom continues to predict full imputation (at the imputation rate of 30/70) however this prediction is highly sensitive to a number of factors. Telecom will provide an updated view with its 2009 third quarter results.

To the extent that dividends are not fully imputed the size of any supplementary dividend declared will be reduced on a pro-rata basis.

Fourth Quarter Ordinary Dividends
Ordinary Shares	8.0 cents
American Depositary Shares[1]	US 30.27 cents

Supplementary dividend (to non-resident shareholders)
Per ordinary share	1.411765 cents
Per American Depositary Share[1]	US 5.34 cents

“Ex” dividend dates
New Zealand Exchange	1 September 2008
Australian Stock Exchange	25 August 2008
New York Stock Exchange	26 August 2008

Books closing dates
New Zealand, Australian Stock Exchanges	29 August 2008
New York Stock Exchange	28 August 2008

Payment dates
New Zealand, Australia	12 September 2008
New York	19 September 2008

[1]

Based on an exchange rate at 10 July 2008 of NZ$1.00 to US$0.7567 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. For the Q4 2008 dividend there is no discount to the prevailing market price applied to ordinary shares issued under the Dividend Reinvestment Plan. The last date for shareholders’ to elect to participate in the Dividend Reinvestment Plan for the Q4 2008 dividend approved on 7 August 2008 is 29 August 2008.

Telecom intends to acquire an equivalent number of ordinary shares on-market, in order to eliminate an increase in capital arising pursuant to the plan. These mechanisms will be reviewed at each dividend date.

TELECOM GROUP RESULT

A further breakdown of reported group results is provided in the table below.

Telecom Group Result	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Operating revenues and other gains
Local service	1,129	1,084	4.2	262	276	(5.1)
Calling	1,233	1,336	(7.7)	317	318	(0.3)
Interconnection	178	187	(4.8)	45	43	4.7
Mobile	833	895	(6.9)	200	219	(8.7)
Data	638	561	13.7	160	149	7.4
Broadband and internet	547	485	12.8	144	133	8.3
IT services	439	380	15.5	139	116	19.8
Other operating revenue	669	634	5.5	192	154	24.7
Other gains	7	20	NM	—	—	—

	5,673	5,582	1.6	1,459	1,408	3.6
Operating expenses
Labour	886	773	14.6	233	207	12.6
Intercarrier costs	1,243	1,220	1.9	300	282	6.4
Other operating expenses	1,653	1,603	3.1	439	417	5.3
Other expenses	—	52	NM	—	9	NM

	3,782	3,648	3.7	972	915	6.2

EBITDA[1]	1,891	1,934	(2.2)	487	493	(1.2)

Depreciation	574	500	14.8	158	134	17.9
Amortisation	187	152	23.0	52	42	23.8

Depreciation and amortisation	761	652	16.7	210	176	19.3

Earnings before interest and tax	1,130	1,282	(11.9)	277	317	(12.6)

Net interest expense	152	230	(33.9)	45	38	18.4
Share of associates’ losses	3	3	—	1	3	(66.7)
Income tax expense	262	205	27.8	55	26	111.5

Net earnings - continuing operations	713	844	(15.5)	176	250	(29.6)
Net earnings - discontinued operations	—	2,183	NM	—	2,084	NM

Net earnings	713	3,027	(76.4)	176	2,334	(92.5)

1	Earnings before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Operating revenues and other gains of NZ$5,673 million for 2008 increased by NZ$91 million (1.6%) compared to NZ$5,582 million in 2007. For Q4 2008 operating revenues of NZ$1,459 million increased by NZ$51 million (3.6%) when compared to Q4 2007. Operating revenue increased in the areas of local service, data, broadband and internet, IT services and other operating revenue however these increases were partially offset by decreases in calling, interconnection, mobile and other gains.

Local service revenue increased by NZ$45 million in 2008 to NZ$1,129 million primarily due to 2008 being the first full year of PowerTel revenues following its acquisition in May 2007, however this effect was partially offset by the decline in local service revenue for the NZ Operations due to a decline in customer numbers and product substitution.

The decline in calling revenue of NZ$103 million for 2008 when compared to 2007 was a result of increased competitive pressure in the NZ market and drop in customer numbers in the Australian Consumer division. Interconnection revenue also decreased in 2008 to NZ$178 million from NZ$187 million in 2007. Interconnection revenue is driven by the volume of PSTN interconnections and terminations, with a corresponding impact on intercarrier costs. Overall intercarrier costs increased in 2008 as reductions in NZ Operations were more than offset by increases in Australia due to the full year effect of PowerTel. Mobile revenue decreased by NZ$62 million in 2008 and NZ$19 million in Q4 2008 when compared to prior corresponding periods due to the impact of lower pricing, reduced calling volumes as well as a decline in mobile handset revenue.

In 2008, data revenues increased by 13.7% when compared to 2007, principally due to the full year effect of PowerTel as well as a net NZ$9 million improvement in NZ Operations as IP data services revenues grew relative to the decline in traditional service lines.

Broadband and internet revenue increased by NZ$62 million in 2008 when compared to 2007 as a result of overall continued connection growth in New Zealand. Total broadband connections at 30 June 2008 were 759,000 for New Zealand (30 June 2007: 605,000) and 157,000 for Australia (30 June 2007: 174,000).

IT Services revenue increased by NZ$59 million for 2008 when compared to 2007 principally due to continued market share gains and penetration with major clients.

Operating expenses before depreciation and amortisation increased by NZ$134 million for 2008 and by NZ$57 million for Q4 2008 when compared to prior corresponding periods. Labour costs increased by NZ$113 million or 14.6% in 2008 and by NZ$26 million (12.6%) in Q4 2008 when compared to prior corresponding periods. This is a result of the full year effect relating to PowerTel, along with increased personnel costs for in the New Zealand operations principally due to increased staffing to deliver the IT services contracts won by Gen-i, operational separation activities and building up the Wholesale and Chorus businesses.

Depreciation and amortisation expense increased by NZ$109 million in 2008 and by NZ$34 million in Q4 2008 when compared to prior corresponding periods as a result of the full year effect of including PowerTel in the Group’s Australian Operations; the increase in capital expenditure on telecommunications equipment and software in previous periods; and a reduction in lives of certain network assets.

The 2008 tax expense was impacted by the utilisation of historic tax losses of Southern Cross, the low effective tax rate on Southern Cross dividends and no Australian tax benefit recognised in the current year’s results due to their loss making position. Those impacts result in an effective tax rate for 2008 of 26.9%. The 2007 tax expense was significantly impacted by the recognition of tax benefits arising from a previous write-down of tangible assets included in previous impairment charges relating to the Group’s Australian operations. Excluding this credit, the effective tax rate for 2007 was 29.0%. This was slightly lower than the New Zealand corporate tax rate of 33% due to the non-assessable gain on the sale of Telecom Samoa Cellular, foreign income being subject to a reduced rate of tax partially offset by the impact of the announced reduction in the New Zealand corporate tax rate.

OVERVIEW OF GEOGRAPHIC RESULTS

Telecom operates integrated businesses in New Zealand and Australia, each of which is subject to different competitive conditions, risks and financial results reflecting their different histories and size relative to the overall market. The reporting that follows presents results separately for Telecom’s New Zealand and Australian Operations. The results of Telecom’s international business are included within New Zealand Operations. Corporate expenses are not allocated to the geographic segments and are included separately in a Corporate and Other category.

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
NZ Operations[1]
Operating revenues and other gains	4,225	4,300	(1.7)	1,087	1,093	(0.5)
Operating expenses	(2,389)	(2,310)	3.4	(624)	(585)	6.7

EBITDA[2]	1,836	1,990	(7.7)	463	508	(8.9)
Depreciation and amortisation	(617)	(570)	8.2	(168)	(147)	14.3

Adjusted earnings before interest and tax	1,219	1,420	(14.2)	295	361	(18.3)

Australian Operations
Operating revenues and other gains	1,439	1,327	8.4	362	333	8.7
Operating expenses	(1,343)	(1,278)	5.1	(331)	(311)	6.4

EBITDA[2]	96	49	95.9	31	22	40.9
Depreciation and amortisation	(143)	(80)	78.8	(42)	(29)	44.8

Adjusted earnings before interest and tax	(47)	(31)	51.6	(11)	(7)	57.1

Corporate and Other
Operating revenues and other gains	103	36	NM	36	7	NM
Operating expenses	(144)	(109)	32.1	(43)	(35)	22.9

EBITDA[2]	(41)	(73)	(43.8)	(7)	(28)	(75.0)
Depreciation and amortisation	(1)	(2)	(50.0)	—	—	NM

Adjusted earnings before interest and tax	(42)	(75)	(44.0)	(7)	(28)	(75.0)

Eliminations[3]
Operating revenues and other gains	(94)	(101)	(6.9)	(26)	(25)	4.0
Operating expenses	94	101	6.9	26	25	4.0

EBITDA[2]	—	—	—	—	—	—
Depreciation and amortisation	—	—	—	—	—	—

Adjusted earnings before interest and tax	—	—	—	—	—	—

Telecom Group
Operating revenues and other gains	5,673	5,562	2.0	1,459	1,408	3.6
Operating expenses	(3,782)	(3,596)	5.2	(972)	(906)	7.3

EBITDA[2]	1,891	1,966	(3.8)	487	502	(3.0)
Depreciation and amortisation	(761)	(652)	16.7	(210)	(176)	19.3

Adjusted earnings before interest and tax	1,130	1,314	(14.0)	277	326	(15.0)

[1]	NZ Operations excluding the YPG
[2]	Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation
[3]	Eliminations remove the impact of internal transactions

NM = Not a Meaningful Comparison

NEW ZEALAND OPERATIONS

NZ OPERATIONS

Within its integrated NZ Operations, Telecom provides fixed line and value added services for voice and data communications, wireless services for voice and data communications, calling and managed data network services between New Zealand, Australia and the rest of the world, internet access and online services and IT Services. The results presented below reflect the continuing activities of NZ Operations and exclude YPG.

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Operating revenues and other gains
Local service	1,033	1,049	(1.5)	256	264	(3.0)
Calling	882	962	(8.3)	218	224	(2.7)
Interconnection	137	146	(6.2)	34	33	3.0
Mobile	784	816	(3.9)	188	202	(6.9)
Data	430	421	2.1	110	104	5.8
Broadband and internet	346	325	6.5	93	88	5.7
IT services	439	380	15.5	139	116	19.8
Other operating revenue	103	127	(18.9)	29	47	(38.3)
Internal revenue	71	74	(4.1)	20	15	33.3

	4,225	4,300	(1.7)	1,087	1,093	(0.5)

Operating expenses
Labour	575	507	13.4	150	136	10.3
Intercarrier costs	457	491	(6.9)	113	110	2.7
Other operating expenses	1,334	1,286	3.7	355	331	7.3
Internal expenses	23	26	(11.5)	6	8	(25.0)

	2,389	2,310	3.4	624	585	6.7

EBITDA[1]	1,836	1,990	(7.7)	463	508	(8.9)
Depreciation	460	438	5.0	123	110	11.8
Amortisation	157	132	18.9	45	37	21.6

Adjusted earnings before interest and tax	1,219	1,420	(14.2)	295	361	(18.3)

[1]	Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation

Overview of Results

For 2008 the EBITDA of the NZ operations was NZ$1,836 million compared to NZ$1,990 million for 2007. This represents a decrease of 7.7% and is consistent with previous guidance provided where EDITDA for NZ Operations was expected to decline by approximately 7% to 8%.

The 2008 adjusted earnings before interest and tax from NZ operations of NZ$1,219 million decreased by NZ$201 million (14.2%) when compared to 2007. For Q4 2008 adjusted earnings before interest and tax of NZ$295 million decreased by NZ$66 million (18.3%) when compared to Q4 2007.

Operating revenues and other gains decreased by NZ$75 million (1.7%) in 2008 when compared to 2007. The declines in local service, calling, interconnection and mobile revenues were partially offset by increases in revenues for data, broadband and internet and IT Services. For Q4 2008 operating revenues decreased by 0.5% when compared to the prior corresponding period.

NEW ZEALAND OPERATIONS

Calling revenue decreased by NZ$80 million in 2008 (NZ$6 million for Q4 2008) when compared to prior corresponding periods as a result of lower overall volume and competitive pressure.

IT Services revenue increased by NZ$59 million (15.5%) in 2008 (NZ$23 million in Q4 2008) when compared to prior corresponding periods as a result of strong growth in services arising from market share gains and penetration with major clients.

Operating expenses before depreciation and amortisation increased by NZ$79 million (3.4%) in 2008 (NZ$39 million (6.7%) in Q4 2008) when compared to prior corresponding periods as a result of increased labour and other related costs supporting the growth in IT Services, the expanding infrastructure build programme, building up the Wholesale and Chorus businesses and operational separation activities.

Further analysis of the NZ Operations result follows.

Local Service Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Business & residential access
Revenue (NZ$m)	910	914	(0.4)	227	230	(1.3)
Access lines
Residential:
Retail (000s)	1,188	1,285	(7.5)
Wholesale (000s)	202	118	71.2

Total Residential (000s)	1,390	1,403	(0.9)
Business:
Retail (000s)	246	253	(2.8)
Wholesale (000s)	60	50	20.0

Total Business (000s)	306	303	1.0
Centrex lines (000s)	65	63	3.2

Local calls[1]
Revenue (NZ$m)	54	63	(14.3)	12	16	(25.0)
Call minutes (m)	1,514	1,772	(14.6)	364	412	(11.7)

Smartphone, messaging and call track
Revenue (NZ$m)	69	72	(4.2)	17	18	(5.6)

Total Local Service Revenue	1,033	1,049	(1.5)	256	264	(3.0)

Consumer Local Service (NZ$m)	616	654	(5.8)	151	163	(7.4)
Business Local Service (NZ$m)	297	315	(5.7)	72	78	(7.7)
Wholesale Local Service (NZ$m)	120	80	50.0	33	23	43.5

	1,033	1,049	(1.5)	256	264	(3.0)

[1]	Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls

NM = Not a Meaningful Comparison

Local service revenues decreased by NZ$16 million (1.5%) for 2008 when compared to 2007 and by NZ$8 million (3.0%) in Q4 2008 when compared to Q4 2007. The decline in local service revenue for 2008 was primarily a result of declines in local calls of NZ$9 million (14.3%). Call volumes for 2008 have decreased as a result of declining customer numbers, migration from dial-up internet to broadband, use of VOIP products and substitution to mobile compared to the prior corresponding period.

NEW ZEALAND OPERATIONS

The effect of regulatory changes has led to an increase in wholesale activity and a decline in retail market share.

Wholesale residential access lines have increased by 84,000 (71.2%) from 30 June 2007 to 30 June 2008. This increase in access lines has resulted in an increase in wholesale local service revenue of NZ$40 million (50.0%) for 2008 when compared to 2007. For Q4 2008 wholesale access revenue increased by NZ$10 million (43.5%) when compared to Q4 2007. The increase in wholesale local service revenue was more than offset by corresponding declines in consumer and business local service revenue.

Calling Revenue

Calling revenue is broken down as follows.

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Calling revenue
National	477	534	(10.7)	112	126	(11.1)
International	357	380	(6.1)	92	86	7.0
Other	48	48	—	14	12	16.7

	882	962	(8.3)	218	224	(2.7)

NEW ZEALAND OPERATIONS

National Calling Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
National calls
Revenue (NZ$m)	143	165	(13.3)	34	39	(12.8)
Call minutes (m)	1,588	1,633	(2.8)	389	402	(3.2)
Average price (cents)	9.0	10.1	(10.9)	8.7	9.7	(10.3)

Calls to mobile networks
Revenue (NZ$m)	250	280	(10.7)	58	66	(12.1)
Call minutes (m)	779	797	(2.3)	190	196	(3.1)
Average price (cents)	32.1	35.1	(8.5)	30.5	33.7	(9.5)

National 0800
Revenue (NZ$m)	84	89	(5.6)	20	21	(4.8)
Call minutes (m)	655	638	2.7	164	160	2.5
Average price (cents)	12.8	13.9	(7.9)	12.2	13.1	(6.9)

Total National Calling Revenue	477	534	(10.7)	112	126	(11.1)

Consumer National Calling	235	272	(13.6)	54	62	(12.9)
Business National Calling	224	243	(7.8)	54	59	(8.5)
Wholesale National Calling	18	19	(5.3)	4	5	(20.0)

	477	534	(10.7)	112	126	(11.1)

Total national calling revenue (including national calls, calls to mobile networks and national 0800) decreased by NZ$57 million (10.7%) in 2008 (NZ$14 million (11.1%) in Q4 2008) when compared to the prior corresponding periods. Revenue from national calls decreased by NZ$22 million (13.3%) for 2008 (NZ$5 million (12.8%) in Q4 2008) when compared to prior corresponding periods. This is due to the migration of residential customers to wholesale competitors and lower average prices due to retail customer adoption of subscription-based calling plans offered by Telecom. Revenue from calls to mobile networks decreased by NZ$30 million (10.7%) in 2008 and NZ$8 million (12.1%) in Q4 2008 when compared to the respective prior corresponding periods, due to substantially lower pricing offered to customers.

Revenue from national 0800 calls decreased by NZ$5 million (5.6%) for 2008 (NZ$1 million (4.8%) in Q4 2008) when compared to the prior corresponding periods.

International Calling Revenue

International calling revenue for NZ Operations comprises outward calling revenue, where New Zealand customers make calls from fixed networks originating in New Zealand and terminating overseas; inwards calling revenue, where calls originated by overseas carriers terminate on Telecom’s fixed or mobile networks or calls terminating on other companies’ networks; and transit calling revenue, where Telecom acts as an intermediary carrier of international calls.

The breakdown of international calling revenue is shown in the table below.

NEW ZEALAND OPERATIONS

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
International calling revenue
International outward	110	121	(9.1)	26	27	(3.7)
International inward	34	32	6.3	9	8	12.5
International transits	213	227	(6.2)	57	51	11.8

	357	380	(6.1)	92	86	7.0

International calling revenue decreased by NZ$23 million (6.1%) for 2008 when compared to 2007. While call volume is up on the prior year, revenues are down due to lower pricing in the competitive environment. This was seen in the areas of international outwards calls and international transits. International transits were also adversely impacted by the strengthening NZ dollar against the underlying US dollar income and expense. International calling revenue increased by NZ$6 million or 7.0% in Q4 2008 when compared to Q4 2007 principally due to increases in international transit revenue.

An analysis of volumes and average price is shown in the following table.

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Outwards calls
Revenue (NZ$m)	110	121	(9.1)	26	27	(3.7)
Call minutes (m)	681	648	5.1	174	148	17.6
Average price (cents)	16.2	18.7	(13.4)	14.9	18.2	(18.1)

Retail Outward Calls (NZ$m)	98	107	(8.4)	23	24	(4.2)
Wholesale Outward Calls (NZ$m)	12	14	(14.3)	3	3	—

	110	121	(9.1)	26	27	(3.7)

Inwards calls
Revenue (NZ$m)	34	32	6.3	9	8	12.5
Call minutes (m)	631	603	4.6	156	164	(4.9)
Average price (cents)	5.4	5.3	1.9	5.8	4.9	18.4

Transits
Revenue (NZ$m)	213	227	(6.2)	57	51	11.8
Intercarrier costs (NZ$m)	(175)	(189)	(7.4)	(48)	(42)	14.3

Net margin (NZ$m)	38	38	—	9	9	—
Call minutes (m)	3,551	3,322	6.9	970	804	20.6
Average margin per minute (cents)	1.1	1.1	—	0.9	1.1	(18.2)

Outwards calling revenue decreased by NZ$11 million (9.1%) in 2008 and by NZ$1 million (3.7%) in Q4 2008 when compared to the prior corresponding periods. The reason for the decline in outwards calling revenue is due to declining average prices, slightly offset by increased calling volumes.

Inwards calling revenue increased by NZ$2 million in 2008 when compared to 2007 due to higher volumes.

NEW ZEALAND OPERATIONS

The amount of transit revenues earned depends on the prevailing foreign exchange rates as well as destination blend. Transit revenue decreased by NZ$14 million (6.2%) for 2008 when compared to the prior corresponding period. The 2008 decline in transit revenues had a corresponding decline transit costs and the net margin was unchanged, despite an increase in call minutes.

Interconnection Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Interconnection
PSTN interconnection	64	68	(5.9)	16	17	(5.9)
Mobile interconnection	73	78	(6.4)	18	16	12.5

	137	146	(6.2)	34	33	3.0

Total interconnection revenue declined by NZ$9 million (6.2%) in 2008 yet increased by NZ$1 million (3.0%) in Q4 2008 when compared to the prior corresponding periods. PSTN interconnection revenue decreased by NZ$4 million (5.9%) in 2008 (NZ$1 million in the most recent quarter) when compared to 2007. Mobile interconnection revenue decreased by NZ$5 million (6.4%) in 2008 when compared to 2007. The overall decrease in mobile interconnection revenue is a result of a decrease in termination rates with a corresponding decrease in intercarrier costs.

Mobile interconnection revenues were unchanged for the last three quarters at NZ$18 million per quarter. The comparative increase in Q4 was due to unusually lower revenues recognised in Q4 2007.

Mobile Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Mobile revenue (NZ$m)
Voice revenue	493	522	(5.6)	118	130	(9.2)
Data revenue	228	218	4.6	56	55	1.8

Mobile voice and data	721	740	(2.6)	174	185	(5.9)
Other mobile	63	76	(17.1)	14	17	(17.6)

Total mobile	784	816	(3.9)	188	202	(6.9)

Call minutes (m)	1,405	1,426	(1.5)	348	347	0.3

Average Revenue Per User (‘ARPU’)
ARPU - $ per month
Postpaid	58.6	63.9	(8.3)	55.8	61.7	(9.6)
Prepaid	9.7	12.1	(19.8)	8.8	11.0	(20.0)
Total	28.9	33.4	(13.5)	26.8	31.4	(14.6)

Voice	19.8	23.6	(16.1)	18.2	22.1	(17.6)
Data	9.2	9.8	(6.1)	8.7	9.3	(6.5)

Total ARPU including interconnection	36.7	43.1	(14.8)	33.9	39.5	(14.2)

Mobile revenue decreased by NZ$32 million (3.9%) in 2008 (NZ$14 million (6.9%) in Q4 2008) when compared to prior corresponding periods.

NEW ZEALAND OPERATIONS

Mobile voice and data revenue decreased by NZ$19 million (2.6%) in 2008 and by NZ$11 million (5.9%) for Q4 2008 when compared to the prior corresponding periods. Revenue increases from customer connection growth were more than offset by a decrease in ARPU. At a product level, mobile voice revenues decreased by 5.6% in 2008 (Q4 2008: 9.2%) when compared to prior corresponding periods. This was largely due to competitive pricing. Lower roaming revenues also contributed to the decline in voice revenues in 2008, especially in Q4 2008, following the closure of the Telstra CDMA network in Australia in April 2008, and Telecom’s global roaming propositions.

Data revenue increased by 4.6% in 2008 (Q4 2008: 1.8%) when compared to prior corresponding periods as a result of increased demand for mobile broadband, however the increase to the monthly text cap on certain prepaid plans drove an increase in text volumes without a corresponding increase in revenue.

Mobile revenue excludes any revenue from terminating calls and text messaging from competitors’ networks, which are included in interconnection revenue.

Postpaid ARPU decreased by 8.3% in 2008 and 9.6% in Q4 2008 when compared to the prior corresponding periods due to competitive pricing and the impact of lower roaming revenues in Australia, as noted above. Prepaid ARPU decreased by 19.8% in 2008 and 20.0% in Q4 2008 when compared to prior corresponding periods due to competitive pricing, and the impact of the increased monthly text cap on certain prepaid plans, without a corresponding increase in revenue.

Total ARPU including interconnection decreased by 14.8% in 2008 (14.2% for Q4 2008) when compared to the prior corresponding periods due to lower pricing and lower interconnection revenues per user (interconnection includes notional revenue for PSTN calls to Telecom mobile networks based on market rates).

	30 June 2008			30 June 2007
	Postpaid	Prepaid	Total	Postpaid	Prepaid	Total
Mobile connections at period end (000s)

Total CDMA connections	832	1,334	2,166	796	1,172	1,968
Internal connections (CDMA)	10	—	10	9	—	9

Total connections	842	1,334	2,176	805	1,172	1,977

Total mobile connections of 2,176,000 at 30 June 2008 grew by 199,000 (10.1%) over the 2008 period.

As at 30 June 2008, 61% of the total connection base comprised prepaid connections, while 39% were postpaid connections. While the ARPU for prepaid connections is lower than postpaid connections, prepaid connections represent profitable business, due to text messaging as well as not requiring subsidies for handsets or other product offerings, which is the case for the majority of postpaid connections.

We believe that future growth in the New Zealand mobile market will be generated from new 3G technologies and from customers purchasing multiple mobile devices. Telecom’s new 3G network is planned to offer enhanced connectivity and to offer a wide range of products and services.

NEW ZEALAND OPERATIONS

Data Revenue

Data revenue increased by NZ$9 million in 2008 and by NZ$6 million in Q4 2008 when compared to the prior corresponding periods. A breakdown of the key components of data revenue is provided in the following table.

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Data revenue
Managed IP data services:
‘Lanlink’	56	73	(23.3)	13	16	(18.8)
‘One Office’ and high speed data	135	97	39.2	37	28	32.1
Other IP data	5	7	(28.6)	2	1	100.0

	196	177	10.7	52	45	15.6

Traditional data services:
Frame relay	15	21	(28.6)	3	5	(40.0)
Digital data services	38	43	(11.6)	9	9	—
ISDN	108	101	6.9	30	25	20.0
Leased data services	50	54	(7.4)	11	14	(21.4)
IP Net / Netgate	6	6	—	1	1	—
Miscellaneous data	17	19	(10.5)	4	5	(20.0)

	234	244	(4.1)	58	59	(1.7)

Total Data Revenue	430	421	2.1	110	104	5.8

Business data	372	352	5.7	94	88	6.8
Wholesale data	58	69	(15.9)	16	16	0.0

	430	421	2.1	110	104	5.8

Managed IP data services increased by NZ$19 million (10.7%) in 2008 and by NZ$7 million (15.6%) for Q4 2008 when compared to prior corresponding periods. For 2008, the increase in managed IP data services was due to penetration and market share gains through business with new customers and the migration of customers from ‘Lanlink’ to ‘One Office’ product offerings. These gains in IP data services were greater than the erosion of traditional data service revenues, which decreased by NZ$10 million (4.1%) in 2008 and by NZ$1 million (1.7%) in Q4 2008 when compared to the prior corresponding periods.

NEW ZEALAND OPERATIONS

Broadband and Internet Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Broadband revenue (NZ$m)
Broadband revenue	301	257	17.1	83	73	13.7
Value added services revenue	9	17	(47.1)	2	4	(50.0)

Total broadband revenue	310	274	13.1	85	77	10.4

Consumer	188	156	20.5	51	46	10.9
Business	55	69	(20.3)	14	15	(6.7)

Retail	243	225	8.0	65	61	6.6
Wholesale	67	49	36.7	20	16	25.0

Total broadband revenue	310	274	13.1	85	77	10.4

Broadband connections[1] (000s)

Residential	437	374	16.8
Business	70	66	6.1

Retail	507	440	15.2
Wholesale	252	165	52.7

Total Connections	759	605	25.5

Internet revenue (NZ$m)
Internet revenue	36	51	(29.4)	8	11	(27.3)

Active dial-up customers at period end (000s)	163	238	(31.5)
Total dial-up hours (m)	46.9	68.0	(31.0)	9.0	15.2	(40.8)

Average hours per active customer per month	18.9	20.7	(8.7)	16.7	20.3	(17.7)

Total Broadband and Internet Revenue (NZ$m)	346	325	6.5	93	88	5.7

[1]	Broadband connections include all fixed line plans with download speeds of 256 kbps or greater

Broadband and internet revenue increased by NZ$21 million (6.5%) in 2008 and by NZ$5 million (5.7%) in Q4 2008 when compared to prior corresponding periods.

Broadband revenue increased by NZ$36 million (13.1%) in 2008 and by NZ$8 million (10.4%) in Q4 2008 when compared to prior corresponding periods.

On a segment basis, retail broadband revenue increased by NZ$18 million (8.0%) for 2008 and NZ$4 million (6.6%) in Q4 2008 when compared to prior corresponding periods. The increase in broadband revenue for the retail segment is a reflection of a net 67,000 new connections as customers move from dial-up internet to broadband services as well as the realignment of prices for business customers as a result of regulatory changes in 2006-07. Additionally, in the first half of 2008 NZ$6 million was refunded to customers relating to inconveniences caused through the migration of Xtra customers to the Yahoo!Xtra Bubble mail platform, while in 2007 there was a NZ$6 million one-off reduction in revenue in relation to technical issues that were experienced with the GoLarge subscription plan.

NEW ZEALAND OPERATIONS

Wholesale broadband revenue increased by NZ$18 million (36.7%) in 2008 and NZ$4 million (25.0%) in Q4 2008 when compared to prior corresponding periods. The increase in Wholesale broadband revenue is a result of increases in the wholesale customer base and greater overall broadband penetration in the NZ business.

Total net broadband connections increased by 154,000 in 2008 when compared to 2007 and by 45,000 in the three months since 31 March 2008.

Internet revenue has decreased by NZ$15 million (29.4%) for 2008 and NZ$3 million (27.3%) in Q4 2008 when compared to prior corresponding periods as a result of the continued migration of customers from dial-up internet to broadband services. Total dial-up connections decreased by 75,000 in the year ending 30 June 2008.

There has been a decrease of NZ$8 million (47.1%) in value added services in 2008 when compared to prior corresponding periods as this income is now included in Telecom’s Yahoo!Xtra joint venture.

IT Services Revenue

IT Services revenue includes provision of network-based application services, management of customers’ information, communication and technology services and integration of these services. A breakdown of the key components of IT Services revenue is provided in the following table.

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Procurement	202	190	6.3	69	64	7.8
Software solutions	17	15	13.3	6	3	100.0
IT solutions	184	137	34.3	53	36	47.2
Network delivered services	23	18	27.8	7	5	40.0
Other revenues	13	20	(35.0)	4	8	(50.0)

Total IT services revenue	439	380	15.5	139	116	19.8

IT services revenue increased by NZ$59 million (15.5%) in 2008 and by NZ$23 million (19.8%) in Q4 2008 when compared to the prior corresponding periods, principally due to the growth in IT solutions revenue, procurement and network delivered services as a result of strong growth in sales across a broad range of enterprise and corporate customers.

Other Operating Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Other operating revenue
Equipment sales	23	30	(23.3)	6	8	(25.0)
Other international revenue	23	25	(8.0)	6	5	20.0
Other miscellaneous revenue	57	72	(20.8)	17	34	(50.0)

	103	127	(18.9)	29	47	(38.3)

Other operating revenue has decreased by NZ$24 million (18.9%) in 2008 (NZ$18 million in Q4 2008) when compared to the prior corresponding periods as a result of decreases in equipment sales, other international and miscellaneous revenues. The decrease in other miscellaneous revenues in 2008, for the full year and Q4 2008, when compared to 2007, is due to additional revenues arising in 2007 relating to the TSO determinations.

NEW ZEALAND OPERATIONS

Internal Revenue

The internal revenue of the NZ Operations principally represents charges from the International division to AAPT for delivering AAPT’s international retail and wholesale voice traffic, the provision of international data circuits and the supply of AAPT’s international internet services. Internal revenue has decreased by NZ$3 million (4.1%) in 2008 when compared to 2007.

Operating Expenses

Labour

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Labour (NZ$m)	575	507	13.4	150	136	10.3

Personnel numbers
Total staff at 30 June	6,774	6,480	4.5

Labour expense for the New Zealand operations increased by NZ$68 million (13.4%) in 2008 and by NZ$14 million (10.3%) in Q4 2008 when compared to the prior corresponding periods. New Zealand personnel numbers increased by 4.5% for 2008 when compared to the corresponding prior year. The increase in labour costs is principally due to increased staffing to deliver the IT services contracts won by Gen-i, operational separation activities and building up the Wholesale and Chorus businesses.

Intercarrier costs

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Land to mobile, mobile to 0800 interconnection	74	85	(12.9)	16	20	(20.0)
Mobile interconnection	84	92	(8.7)	20	19	5.3
International settlements	299	314	(4.8)	77	71	8.5

	457	491	(6.9)	113	110	2.7

Consistent with interconnection revenues, intercarrier costs decreased by NZ$34 million (6.9%) yet increased by NZ$3 million (2.7%) in Q4 2008 when compared to corresponding prior periods. The overall decline in intercarrier costs follows the decline in termination rates noted above under interconnection revenues, as well as the translation effect from the strength of the NZ dollar on US dollar denominated overseas intercarrier costs.

NEW ZEALAND OPERATIONS

Other operating expenses

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Other operating expenses
Direct costs:
Provisioning	42	43	(2.3)	11	11	—
Network support	94	97	(3.1)	31	29	6.9
Maintenance and other	146	126	15.9	36	26	38.5

Total direct costs	282	266	6.0	78	66	18.2

Other sales costs:
Mobile acquisitions, upgrades and dealer commissions	279	298	(6.4)	72	70	2.9
Procurement and IT services	264	222	18.9	92	68	35.3
Broadband, internet and other	67	80	(16.3)	16	16	—

Total other sales costs	610	600	1.7	180	154	16.9

Computer costs	149	147	1.4	30	39	(23.1)
Advertising, promotions and communications	85	92	(7.6)	24	26	(7.7)
Accommodation costs	91	81	12.3	25	22	13.6
Outsourcing	17	16	6.3	4	4	—
Travel	18	15	20.0	4	5	(20.0)
Bad Debts	22	17	29.4	7	2	250.0
Other	60	52	15.4	3	13	(76.9)

	1,334	1,286	3.7	355	331	7.3

NM = Not a Meaningful Comparison

Other operating expenses increased by NZ$48 million (3.7%) for 2008. Direct costs increased by NZ$16 million (6.0%) in 2008 when compared to 2007. The current year increase in direct costs includes increased sourcing, co-location and licensing costs. Procurement and IT services costs also increased, reflecting the increased business in Gen-i. Accommodation costs increased in 2008 by NZ$10 million primarily as a result of rising electricity and maintenance costs, however mobile acquisitions, upgrades and dealer commission costs reduced in 2008 by NZ$19 million as a result of lower handset sales and related commissions.

The increase in other operating expenses in Q4 2008 of NZ$24 million when compared to Q4 2007 primarily relate to increased procurement and IT services costs of NZ$24 million and increased direct costs of NZ$12 million, offset by lower computer and other costs.

NEW ZEALAND OPERATIONS

Depreciation and amortisation

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Depreciation	460	438	5.0	123	110	11.8

Amortisation	157	132	18.9	45	37	21.6

Total Depreciation and
Amortisation	617	570	8.2	168	147	14.3

Depreciation and amortisation increased by NZ$47 million (8.2%) for 2008 and by NZ$21 million (14.3%) in Q4 2008 when compared to the prior corresponding periods due to increases in the asset base, as described under capital expenditure below, and a reduction in lives of certain network assets.

Amortisation expense primarily relates to software assets, spectrum licences and international cable capacity. Amortisation expense has increased by NZ$25 million in 2008 as a result of an increase in software and international capacity acquired.

AUSTRALIAN OPERATIONS

AUSTRALIAN OPERATIONS

Australian operations comprise Consumer, Business & Corporate, Gen-i Australia, Wholesale, Technology & Shared Services and associated support functions.

The consolidated results for Australian Operations are set out in the tables below.

Australian Operations in New Zealand dollars

Reported NZD results for Australian Operations are impacted by movements in NZD/AUD exchange rate. The NZD weakened against the AUD between 30 June 2007 and 30 June 2008. The average exchange rate for 2008 was 0.8577, compared to an average exchange rate for 2007 of 0.8717.

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Operating revenues and other gains
Local service	96	35	174.3	6	12	(50.0)
Calling	351	374	(6.1)	99	94	5.3
Interconnection	41	41	—	11	10	10.0
Mobile	49	79	(38.0)	12	17	(29.4)
Data	208	140	48.6	50	45	11.1
Broadband and internet	201	160	25.6	51	45	13.3
Resale	360	399	(9.8)	91	91	—
Other operating revenue	109	82	32.9	37	14	164.3
Internal revenue	17	17	—	5	5	—
Other gains	7	—	NM	—	—	NM

	1,439	1,327	8.4	362	333	8.7

Operating expenses
Labour	247	216	14.4	63	57	10.5
Intercarrier costs	786	729	7.8	187	172	8.7
Other operating expenses	242	258	(6.2)	64	65	(1.5)
Internal expenses	68	75	(9.3)	17	17	—

	1,343	1,278	5.1	331	311	6.4

EBITDA[1]	96	49	95.9	31	22	40.9
Depreciation	114	62	83.9	35	24	45.8
Amortisation	29	18	61.1	7	5	40.0

Adjusted earnings before interest and tax	(47)	(31)	51.6	(11)	(7)	57.1

[1]	Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

To eliminate the impact of exchange rates, the commentary that follows is stated in Australian dollars.

AUSTRALIAN OPERATIONS

Australian Operations in Australian dollars

	Twelve months ended 30 June			Quarter ended 30 June
	2008 A$m	2007 A$m	Change %	2008 A$m	2007 A$m	Change %
Operating revenues and other gains
Local service	84	30	180.0	5	10	(50.0)
Calling	303	324	(6.5)	82	83	(1.2)
Interconnection	35	36	(2.8)	9	9	—
Mobile	42	69	(39.1)	10	16	(37.5)
Data	179	121	47.9	42	39	7.7
Broadband and internet	173	139	24.5	43	41	4.9
Resale	311	346	(10.1)	76	81	(6.2)
Other operating revenue	92	70	31.4	31	14	121.4
Internal revenue	15	15	—	5	4	25.0
Other gains	7	—	NM	—	—	NM

	1,241	1,150	7.9	303	297	2.0

Operating expenses
Labour	212	185	14.6	52	49	6.1
Intercarrier costs	679	641	5.9	158	151	4.6
Other operating expenses	209	215	(2.8)	53	62	(14.5)
Internal expenses	59	65	(9.2)	14	15	(6.7)

	1,159	1,106	4.8	277	277	—

EBITDA[1]	82	44	86.4	26	20	30.0
Depreciation	97	54	79.6	28	19	47.4
Amortisation	28	16	75.0	7	5	40.0

Adjusted earnings before interest and tax	(43)	(26)	65.4	(9)	(4)	125.0

[1]	Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Overview of Results

Following the purchase of PowerTel in May 2007 the Australian results include the consolidated results of AAPT, PowerTel and Gen-i Australia. Q4 2007 includes two months of PowerTel results.

The Australian Wholesale Operation is focusing on ‘on-net’ data and IP sales and securing key clients to reduce overall exposure to declines from the traditional calling business, while the Business Solutions Operation is focused on selling ‘on-net’ products (especially data) to a more clearly defined market segment. The Consumer Operation has recommenced marketing initiatives, commenced an offshore call centre trial in Manila and is implementing re-pricing of unprofitable customers to improve the product/service proposition.

Gen-i has undergone an in-depth review of its future strategy and direction for the Australian market, with the decision taken to leverage our NZ capability and focus on strong growth in the mid-market and Trans-Tasman IT markets.

AUSTRALIAN OPERATIONS

Local Service Revenue

Total Local Service revenue increased by A$54 million in 2008 due to the full year effect of including PowerTel’s voice revenues. Total local service revenue decreased A$5 million in Q4 2008 when compared to Q4 2007 as certain PowerTel revenues in 2008 have been allocated to other more appropriate revenue categories.

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Business & residential access
Revenue (A$m)	32	9	255.6	2	4	(50.0)

Local calls
Revenue (A$m)	51	19	168.4	3	5	(40.0)
Call minutes (m)	521	591	(11.8)	130	160	(18.8)

Smartphone, messaging and call track
Revenue (A$m)	1	2	(50.0)	—	1	(100.0)

Total Local Service Revenue	84	30	180.0	5	10	(50.0)

Calling and Resale Revenue

Calling revenue is broken down as follows:

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Calling and Resale Revenue
Calling revenue (A$m)	303	324	(6.5)	82	83	(1.2)
Resale revenue (A$m)	311	346	(10.1)	76	81	(6.2)

Total Calling and resale revenue (A$m)	614	670	(8.4)	158	164	(3.7)

Consumer fixed line customer numbers (000s)	309	378	(18.3)

% of Bundled customers	80%	63%	33.3

Total calling and resale revenue decreased by A$56 million (8.4%) in 2008 and by A$6 million (3.7%) in Q4 2008 when compared to corresponding prior periods.

Calling revenue decreased by A$21 million (6.5%) in 2008 and A$1 million (1.2%) for Q4 2008 when compared to the corresponding prior periods. The major driver of the decline is the drop in customer numbers in the Consumer division, partly offset by the inclusion of PowerTel voice revenues for the full year.

Resale revenue decreased by A$35 million (10.1%) in 2008 and by A$5 million (6.2%) in Q4 2008 when compared to corresponding prior periods. This is also a result of the decline in customer numbers in the Consumer division partially offset by growth in Wholesale resale revenue.

AUSTRALIAN OPERATIONS

Consumer fixed line customer numbers at 30 June 2008 decreased by 18.3% when compared to 30 June 2007. The Consumer operation has recommenced marketing initiatives and is implementing re-pricing of unprofitable consumer products to improve the product/service proposition.

Mobile Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008 A$m	2007 A$m	Change %	2008 A$m	2007 A$m	Change %
Mobile revenue
Mobile voice and data	35	58	(39.7)	8	13	(38.5)
Other mobile	7	11	(36.4)	2	3	(33.3)

Total Mobile Revenue	42	69	(39.1)	10	16	(37.5)

Mobile revenue has decreased by A$27 million (39.1%) in 2008 and A$6 million (37.5%) in Q4 2008 when compared to corresponding prior periods. The decrease in revenue is due to the sale of the standalone customer base at the start of 2008 and the impact of capped calling plans. The move away from standalone mobile sales has brought more focus on increasing bundled customer numbers to reduce overall churn.

Data Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008 A$m	2007 A$m	Change %	2008 A$m	2007 A$m	Change %
Data revenue
Managed IP data services:
Lanlink	32	32	—	6	8	(25.0)
Private office and high speed data	—	1	NM	—	—	—

	32	33	(3.0)	6	8	(25.0)

Traditional data services:
Digital data services	71	9	NM	23	2	NM
Leased data services	74	77	(3.9)	12	28	(57.1)
IP Net / Netgate	2	2	—	1	1	—

	147	88	67.0	36	31	16.1

Total Data Revenue	179	121	47.9	42	39	7.7

NM = Not a Meaningful Comparison

Data revenue has increased by A$58 million (47.9%) in 2008 and increased by A$3 million (7.7%) in Q4 2008 when compared to corresponding prior periods. The increase in data revenue is primarily a result of the inclusion of PowerTel from May 2007.

AUSTRALIAN OPERATIONS

Broadband and Internet Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008 A$m	2007 A$m	Change %	2008 A$m	2007 A$m	Change %
Broadband revenue
Broadband revenue	151	133	13.5	35	39	(10.3)
Value added services revenue	3	1	NM	1	1	—

Total broadband revenue	154	134	14.9	36	40	(10.0)

Internet revenue
Internet revenue	19	5	NM	7	1	NM

Total Broadband and Internet Revenue	173	139	24.5	43	41	4.9

NM = Not a Meaningful Comparison

Broadband and internet revenue increased by A$34 million (24.5%) in 2008 and by A$2 million (4.9%) in Q4 2008 when compared to the prior corresponding periods. This increase was the result of the inclusion of additional Consumer broadband customers for the first three quarters of 2008 along with the full year effect of PowerTel. The number of Consumer broadband customers declined in Q4 2008 due to a change in customer acquisition strategy, with less focus on high-churn dealer acquisition channels. Total Consumer broadband connections at 30 June 2008 were 157,000 (2007: 174,000).

Other Operating Revenue

	Twelve months ended 30 June			Quarter ended 30 June
	2008 A$m	2007 A$m	Change %	2008 A$m	2007 A$m	Change %
Other operating revenue
Equipment sales	21	19	10.5	10	5	100.0
Other miscellaneous revenue	71	51	39.2	21	9	133.3

	92	70	31.4	31	14	121.4

Other operating revenue increased by A$22 million (31.4%) in 2008 and by A$17 million (121.4%) in Q4 2008 when compared to the corresponding prior periods. Other operating revenue growth is primarily due to growth in Gen-i Australia and the full year inclusion of PowerTel. The A$17 million (121.4%) increase in Q4 2008 when compared to Q4 2007 is principally due to additional revenues in Gen-i Australia.

In addition to Other operating revenue, other gains of A$7 million were recognised in 2008 representing the gain arising from the sale of the stand-alone mobile customer base on 1 July 2007.

AUSTRALIAN OPERATIONS

Operating Expenses

Labour

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Labour (A$m)	212	185	14.6	52	49	6.1

Personnel numbers
Total staff at 30 June	1,621	1,612	0.6

Labour expense increased in the Australian Operations by A$27 million (14.6%) in 2008 and by A$3 million (6.1%) in Q4 2008 when compared to corresponding prior periods. Labour expense has increased due to growth in Gen-i Australia’s headcount and the inclusion of PowerTel, but was partially offset by the outsourcing of call centres and synergies realised as a result of the AAPT/PowerTel merger.

Other operating expenses

	Twelve months ended 30 June			Quarter ended 30 June
	2008 A$m	2007 A$m	Change %	2008 A$m	2007 A$m	Change %
Other operating expenses

Direct costs	59	50	18.0	18	14	28.6
Dealer commissions	1	12	(91.7)	—	—	—
Computer costs	40	38	5.3	10	9	11.1
Advertising, promotions and communications	4	33	(87.9)	1	11	(90.9)
Accommodation costs	30	25	20.0	8	7	14.3
Bad debts	8	15	(46.7)	2	4	(50.0)
Outsourcing	29	8	NM	5	4	25.0
Other	38	34	11.8	9	13	(30.8)

	209	215	(2.8)	53	62	(14.5)

NM = Not a Meaningful Comparison

Other operating expenses decreased by A$6 million (2.8%) in 2008 and by A$9 million (14.5%) in Q4 2008 when compared to the prior corresponding periods.

Dealer commissions ceased as a result of AAPT’s decision to stop selling through external sales channels in 2007. Advertising, promotions and communications costs decreased year-on-year due to a reduction in Consumer advertising expenditure. Consumer has recently recommenced marketing initiatives and has incurred increased costs as a result of the outsourcing of call centres.

AUSTRALIAN OPERATIONS

Depreciation and amortisation

	Twelve months ended 30 June			Quarter ended 30 June
	2008 A$m	2007 A$m	Change %	2008 A$m	2007 A$m	Change %
Depreciation	97	54	79.6	28	19	47.4

Amortisation	28	16	75.0	7	5	40.0

Total Depreciation and Amortisation	125	70	78.6	35	24	45.8

The A$55 million (78.6%) increase in depreciation and amortisation for 2008 (a 45.8% increase in Q4 2008) when compared to the prior corresponding period primarily relates to the IT infrastructure investment for Hyperbaric, the full year effect of the inclusion of PowerTel and a reduction of lives in certain asset categories.

CORPORATE AND OTHER

CORPORATE AND OTHER

The principal components of Corporate and Other are corporate and support costs. Any Group revenues not directly related to the operating segments are also included in Corporate and Other.

	Twelve months ended 30 June			Quarter ended 30 June
	2008	2007	Change %	2008	2007	Change %
Revenue (NZ$m)
Other operating revenue	97	26	NM	35	2	NM
Internal revenue	6	10	(40.0)	1	5	NM

	103	36	NM	36	7	NM

Operating expenses (NZ$m)
Labour	64	50	28.0	20	14	42.9
Advertising	1	1	NM	—	—	—
Other operating costs	76	58	31.0	20	21	(4.8)
Internal expenses	3	—	—	3	—	—

	144	109	32.1	43	35	22.9

EBITD A1 (NZ$m)	(41)	(73)	(43.8)	(7)	(28)	(75.0)

Amortisation (NZ$m)
Amortisation of intangibles	1	2	NM	—	—	NM

	1	2	NM	—	—	NM
Adjusted earnings before interest and tax (NZ$m)	(42)	(75)	(44.0)	(7)	(28)	(75.0)

Personnel numbers
Total staff at 30 June	164	177	(7.3)

1	Adjusted Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a Meaningful Comparison

Operating revenues for 2008 included dividends received of NZ$89 million from the Southern Cross Cables Group (2007: NZ$19 million). Other operating expenses and labour increased primarily as a result of incremental costs incurred in preparation for the requirements of operational separation.

TELECOM GROUP CASH FLOWS

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Cash flows
Net cash flows from/(applied to):
Operating activities	1,685	1,651	2.1	525	452	16.2
Investing activities	(890)	1,028	NM	208	1,521	NM
Financing activities	(2,036)	(852)	139.0	(457)	(511)	(10.6)

Net cash flow	(1,241)	1,827	NM	276	1,462	NM

NM = Not a Meaningful Comparison

The 2007 cash flows presented contain the cash flows of YPG.

When compared to 2007, net cash flows from operating activities increased by 2.1% to NZ$1,685 million in 2008. Cash payments to suppliers increased by NZ$33 million to NZ$3,739 million in 2008 (2007: NZ$3,706 million), while cash received from customers reduced by NZ$143 million to NZ$5,583 million. Cash received from dividends in 2008 of NZ$89 million increased by NZ$70 million when compared to 2007 reflecting the higher distribution in 2008 from Southern Cross. The 2008 interest income increased by NZ$74 million when compared to 2007 due to interest earned on the YPG sale proceeds.

The net cash outflow for investing activities in 2008 was NZ$890 million compared to a net cash inflow of NZ$1,028 million in 2007. The change from 2007 to 2008 is principally due to the 2007 YPG sale proceeds of NZ$2,163 million, the net cost of NZ$347 million paid in 2007 to acquire PowerTel and increased capital expenditure in 2008 of NZ$84 million.

The net cash outflow from financing activities increased in 2008 when compared to 2007 due to the capital return of NZ$1,178 million which occurred in October 2007. Ignoring the impact of the capital return, net cash outflow from financing activities was NZ$858 million for 2008 compared to NZ$852 million in 2007.

The net debt to net debt plus equity ratio was 48% at 30 June 2008 compared to 28% at 30 June 2007 and 47% as at 31 March 2008. The increase since 30 June 2007 is principally due to the capital return to shareholders in October 2007. Net debt is defined as total debt plus total derivative liabilities less cash, short-term investments and derivative assets.

Net debt was NZ$2,527 million at 30 June 2008, an increase of NZ$65 million from net debt at 31 March 2008 of NZ$2,462 million.

CAPITAL EXPENDITURE

	Twelve months ended 30 June			Quarter ended 30 June
	2008 NZ$m	2007 NZ$m	Change %	2008 NZ$m	2007 NZ$m	Change %
Keep NZ connected	219	187	17.1	74	54	37.0
Build NGT capability	97	62	56.5	36	24	50.0
Network provider of choice	359	213	68.5	134	66	103.0
Service provider of choice	54	87	(37.9)	15	37	(59.5)
Invest for returns	103	89	15.7	36	38	(5.3)
International	43	48	(10.4)	14	14	—

Total NZ Operations	875	686	27.6	309	233	32.6
Australian Operations	112	143	(21.7)	46	35	31.4

	987	829	19.1	355	268	32.5

Total capital expenditure in 2008 was NZ$987 million reflecting an increase of NZ$158 million (19.1%) when compared to 2007.

NZ Operations capital expenditure increased by NZ$189 million or (27.6%) in 2008 when compared to the prior corresponding period due primarily to increased NGT capability development and the WCDMA mobile network rollout. NZ$29 million of 2008 capital expenditures related to operational separation.

Capital expenditure for New Zealand Operations is described below.

Keep New Zealand connected – comprises investment needed to meet statutory, regulatory and contractual obligations and sustain existing service performance. This includes meeting customer demand for legacy services while maintaining current service levels, mitigating risks to continuity of these services, rehabilitating and renewing the access network, maintaining existing capability of Telecom’s business infrastructure (including IT) and developing capabilities to meet current regulatory and statutory requirements.

Build NGT capability – comprises the investment in the technology and services required to deliver Next Generation Telecom. This includes building VoIP capability, creating infrastructure for new channel capability (particularly online), developing new customer management systems and establishing new technology management capability.

Network provider of choice – comprises investment required to extend network coverage, augment capacity in line with strategic business growth (e.g. growth in broadband and mobile), develop and deploy new technology capabilities needed to deliver retail and wholesale services cost-effectively, and implement the requirements of the Telecommunications Amendment Act 2006 and Telecom’s Undertakings.

Service provider of choice – comprises investment in service-specific and customer service systems needed to deliver, grow and sustain retail services. This includes IT outsourcing and investment at customers’ premises, developing contact centre and customer service systems and capability and other retail channel investment.

Invest for returns – comprises investment outside the core strategic programmes that is justified based on the projected rate of return of the investment.

Australian Operations capital expenditure decreased by NZ$31 million (21.7%) in 2008. In 2007 capital expenditure was incurred in relation to the Hyperbaric platform, which is now complete.

COMPETITIVE AND REGULATORY ENVIRONMENT

New Zealand

Telecommunications Act 2001

The Telecommunications Amendment Act 2006 came into force on 18 December 2006 and significantly amended the 2001 Act.

The legislative amendments made wide-ranging changes to the telecommunications regulatory environment, including:

•

Operational separation of Telecom – the amended Act provides a broad framework for operational separation, with a process for the Minister of Communications to settle an operational separation with Telecom following public consultation.

•	Unbundling of the local telephone loop (‘UCLL’) – Telecom’s copper local loop, associated co-location and backhaul services have been regulated.

•	Regulation of “naked DSL” – the existing unbundled bitstream service has been extended to require Telecom to provide wholesale bitstream without other services (such as telephone line rental).

•	Accounting separation and information disclosure obligations.

•	Enforcement provisions – new provisions empowering the Telecommunications Commissioner to take enforcement action in respect of regulated service and the operational separation undertakings.

•

The ability for the Commission to commence processes – including a new standard terms determination process, a new power for the Commission to monitor the telecommunications industry and amendments to the process followed in relation to the TSO cost calculation.

The operational separation plan was concluded in March 2008, although full implementation of the plan will take substantially longer.

Operational Separation

Operational separation was introduced on 31 March 2008 following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Telecom’s Separation Plan incorporates a comprehensive set of Separation Undertakings which provide for a robust operational separation of Telecom’s fixed network into an access network unit, a wholesale unit, and retail units, acting at arms-length from each other (and in the case of the access network unit, on a standalone basis). The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and NGN migration plans. Telecom has also established a new oversight body, the Independent Oversight Group (‘IOG’), to monitor and report on Telecom’s compliance with the Undertakings. This body comprises five members, three of whom (including the chairperson) must be independent of Telecom.

Radio Spectrum Holdings

Telecom currently holds spectrum rights. Such management rights and licence rights are deemed to be assets of a business for the purposes of the Commerce Act.

The Government’s current policy is to offer the opportunity to renew rights approximately five years before existing rights expire. The offer to incumbents will be based on a price-setting formula that is intended to estimate the market value of the spectrum. Where the formula cannot be applied, the Government intends to hold an auction.

Telecom currently holds the following spectrum management rights: 15 MHz of 850 MHz spectrum; 25 MHz of DCS1800 spectrum in the 1800 MHz band; 15 MHz of spectrum in the 2.1 GHz band and 7 MHz of 3.5 GHz spectrum. Telecom also holds the right to 40 MHz of spectrum in the 2.5 GHz band (this right commences on 1 January 2009).

Telecom holds licence rights (spectrum licences) for periods from 5-20 years in respect of approximately 150 point-to-point systems operating in the DCS1800 bands.

The Government is not currently reviewing any of its spectrum allocations and has not indicated that it intends to make any further spectrum available.

Finally, Telecom also holds approximately 7,000 radio apparatus licences, relating to frequencies that have not yet been brought under the new regime. These licences are usually issued annually, and renewed automatically, although there is no statutory right to renewal.

UCLL Backhaul and UBA Backhaul Standard Terms Determinations

In June 2008 the Commission determined the price and non price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. For UCLL Backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. In the UBA Backhaul context the competition test does not apply until December 2009. A decision on whether to undertake a final pricing review, using a TSLRIC methodology, is still to be made. This depends on whether an application for review is made to the Commerce Commission.

Sub-loop Related Services Standard Terms Determinations

In December last year the Commerce Commission initiated standard terms determination processes for sub-loop related services (unbundled copper local loop from Telecom’s distribution cabinets, backhaul from Telecom’s distribution cabinet to the exchange, and co-location services at Telecom’s distribution cabinets). The Commission issued a notice for a single standard terms proposal (‘STP’) for the three sub-loop services (sub-loop, co-location and backhaul), which was submitted by Chorus on 27 June 2008. Submissions on the STP were made on 18 July 2008 and a draft determination will subsequently be issued by the Commission, which is expected on 29 August 2008.

Kiwi Share/TSO

On 16 January 2007 the Government announced that it was reviewing the Telecommunications Service Obligation (‘TSO’), including the Kiwi Share, to assess its ongoing effectiveness.

The Ministry of Economic Development (‘MED’) released a discussion paper, seeking comment on a number of issues, including:

•	details of Telecom’s rural network service performance and investment;

•	the adequacy of the CPI price cap and desirability of price rebalancing;

•	arrangements to ensure the provision of ubiquitous emergency calling (111) services;

•	the operation of the current funding mechanism; and

•	the desirability and TSO arrangements for a broadband TSO.

Following submissions from industry, the Government agreed that the Telecommunication Carriers Forum (‘TCF’) consider TSO issues. Telecom and MED officials are participating in that working party. The TCF working party released a consultation report draft in March 2008.

The TCF released its final report on 25 July 2008 as an input into the government’s review of the TSO. Its key recommendations include:

•	continuing with free-local calling in TSO areas;

•	moving to a funding model based on general taxation;

•	moving away from Telecom-centric obligations to industry ‘codes of practice’ for matters like call quality and emergency services call handling; and

•	maintaining a clear separation between the TSO and any initiatives to increase the uptake of broadband.

TSO Cost Calculation

2003/2004

In March 2007 the Commerce Commission released a final assessment of Telecom’s net cost of complying with the TSO for the period of 1 July 2003 to June 2004. The TSO cost was calculated at NZ$63.8 million for that period, NZ$7 million higher than the previous period.

Vodafone appealed the TSO decision, on the basis that the Commission has erred in law by failing to determine the net cost of the TSO correctly and failing to give effect to the purpose of the Act. The appeal was dismissed by the High Court in December 2007 resulting in the TSO cost remaining as it was calculated by the Commission. Vodafone is seeking leave to appeal the High Court’s decision.

2004/2005 and 2005/2006

On 9 July 2007, the Commission released its draft determinations for 2004/05 and 2005/06. The TSO cost was calculated as NZ$71.4m for 2004/05 and NZ$78.3m for 2005/06. The Commission held a conference in February 2008 on these draft determinations. Telecom made submissions and participated in that conference. The Commission subsequently issued revised draft determinations for 2004/05 and 2005/06 on 13 May 2008 and 26 May 2008 respectively. For 2004/2005 the TSO cost has been revised to NZ$57.3 million and for 2005/2006 to NZ$64.6 million. Submissions and cross submissions have been made and the Commission is expected to move to final determinations next.

Mobile Services Review

In October 2006, the Commission announced that it would launch formal reviews under Schedule 3 of the Act into whether to amend the two current regulated mobile services: national roaming and mobile co-location. The Commission considered whether co-location should be moved from being a specified service under the Act (for which the Commission cannot regulate the price) to a designated service (for which the Commission can regulate price). The Commission also considered whether the national roaming service should become a designated service and/or whether to amend the terms of the national roaming service.

On 14 December 2007 the Commission released its final report on co-location which recommended that the price for the co-location service should not be designated. On 21 December the Commission launched a standard terms determination development process to determine the non-price elements of the mobile co-location service. Telecom provided submissions on Vodafone’s draft STP on 16 May 2008. The Commission’s issued its draft determination on 25 July 2008. The commission’s consultation process is continuing and they expect to release the final terms determination in mid-late November 2008.

The Commission issued its final report on roaming on 11 March 2008. The Commission recommended that the Minister make some changes to the existing regulated service, but did not recommend that the service be moved from a specified (non-price regulated) to a designated service (price regulated). The principal change that the Commission recommended was to extend the roaming regulation from just 2G networks to all mobile networks. The matter is currently with the Minister for consideration, who may accept or reject the Commission’s recommendation or seek a reconsideration.

In addition, the Telecommunications Commissioner has recently written to telecommunications service providers to advise them that he is considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Act so that the fees mobile carriers can charge to terminate mobile calls and text messages on their networks can be determined on the basis that he considers that they are set well above actual costs.

Commerce Act Investigations and Enquiries

On 21 December 2007 the Commission closed its investigation under section 36 of the Commerce Act into whether Telecom’s broadband pricing and behaviour was anti-competitive. There was no evidence the pricing and behaviour was anti-competitive. This investigation had been running for four years.

The Commerce Commission has other open investigations, which include Telecom’s broadband marketing campaigns, mobile collocation and operational separation undertakings.

On 11 July 2008 the Telecommunications Commissioner wrote to Telecom regarding an inadvertent prima facie breach of the Undertakings. The breach related to Telecom’s failure (which Telecom proactively raised) to consult and provide information to the Minister and the Commerce Commission before 30 June 2008 about the method by which Telecom classifies customer service addresses. This information forms the basis of Telecom’s commitment to migrate 80% of the country’s lines from the old PSTN network to an advanced broadband network at a minimum speed of 10 Mbps by 2012. On 7 August 2008, the Telecommunications Commissioner wrote again to Telecom confirming that the Commission was satisfied that significant progress had been made to remedy this prima facie breach, and that he expected the minor issues outstanding would be resolved shortly at which stage the Commission would be able to advise that the breach had been remedied.

Commerce Act Litigation

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. This trial commenced on 30 June 2008.

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment.

OTHER LEGAL PROCEEDINGS

New Zealand

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but the liquidators are seeking to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. In a judgment dated 14 November 2007 the Court of Appeal dismissed Telecom’s appeal. Telecom has decided not to appeal the judgment and is now processing towards trial of the substantive matter. Telecom has received notices requesting additional information and responses. A Judicial settlement conference is scheduled for 10 October 2008.

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the discovery documents. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom. The parties are working towards mediation. A fixture has been allocated for August 2008 but due to an increased discovery request by APT this date is likely to be extended. Telecom is engaging in settlement dialogue with APT and both parties have expressed a desire to settle prior to any court fixture.

The Commerce Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is working through the details of the specific charges. However, at this stage it cannot quantify the potential impact of penalties or customer refunds should a court ultimately find in favour of the Commission.

Australia

Telecom is in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union has commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The amount of loss and damage claimed has not yet been quantified by Pacific Union.

Telstra Corporation Limited has commenced proceedings in the Federal Court of Australia, and is seeking an order that the final determination made by the Australian Competition and Consumer Commission (‘ACCC’) in a line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. The Court has heard the case and Telecom awaits judgment.

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the ACCC in an unbundled local loop service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. The hearing is scheduled for September 2008.

The directors cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

GLOSSARY

ADSL2+ - ADSL (Asymmetric Digital Subscriber Line) is technology for delivering a high bit rate link to customers over ordinary copper wire. ADSL2+ is an evolution of ADSL delivering very high data speeds up to theoretical maximum of 24 megabits per second.

Cabinetisation - is shortening of the copper lines to increase the speed broadband can be delivered.

CDMA (Wideband Code Division Multiple Access) is a type of 3G cellular network. W-CDMA is a higher speed transmission protocol.

CDMA (Code Division Multiple Access) - A radio spectrum sharing technique used in digital mobile networks.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame relay - Packet switched data communication that is very good at efficiently handling high speed, “bursty” data (data that is sent in large intermittent bursts) over wide area networks.

IP (Internet Protocol) - A principal communications protocol used in the internet.

IP Net - Telecom’s network that removes internet traffic from the PSTN network at an exchange and sends it to its destination (usually an Internet Service Provider) via an internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

LLU (Local Loop Unbundling) – a requirement on the incumbent telecommunications provider to allow other service providers to access and use the copper circuit from the telephone exchange to the customer premises.

Naked or Stand-alone DSL – a DSL service provided without a requirement for the retail customer of the DSL service to also purchase an analogue telephone service from either the DSL wholesaler or the incumbent.

PSTN (Public Switched Telephone Network) - A nation-wide switched fixed line voice telephone network.

TDMA (Time Division Multiple Access) - The radio spectrum sharing technique on which Telecom’s older 025 networks were based.

TSO - The (Telecommunications Service Obligation) deed specifies that Telecom will: maintain free local calling; maintain the standard rental rate (in real terms); charge rural residential customers no more than the standard rental; and, among other things, continue to provide local residential services as widely as was available at 31 December 2001. Telecom is entitled to receive contributions from other industry participants towards the costs it incurs in meeting its TSO obligations.

UBS (Unbundled Bitstream Service) – A partial circuit service developed by Telecom to meet the needs of service providers who wish to extend the geographic reach of their existing network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s or greater (and includes 1xRTT or CDMA-2000).

TSLRIC - Total Service Long Run Incremental Costs. A defined pricing methodology.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the year ended 30 June 2008

		Three months ended 30 June		Year ended 30 June
(Dollars in millions, except per share amounts)	notes	2008 Unaudited $m	2007 Unaudited $m	2008 Unaudited $m	2007 Audited $m
Operating revenues and other gains
Local service		262	276	1,129	1,084
Calling	2	317	318	1,233	1,336
Interconnection		45	43	178	187
Mobile		200	219	833	895
Data		160	149	638	561
Broadband and internet		144	133	547	485
IT services		139	116	439	380
Other operating revenues	2	192	154	669	634
Other gains	3	—	—	7	20

		1,459	1,408	5,673	5,582

Operating expenses
Labour		(233)	(207)	(886)	(773)
Intercarrier costs		(300)	(282)	(1,243)	(1,220)
Other operating expenses		(439)	(417)	(1,653)	(1,603)
Other expenses	3	—	(9)	—	(52)

Earnings before interest, taxation, depreciation and amortisation		487	493	1,891	1,934

Depreciation		(158)	(134)	(574)	(500)
Amortisation		(52)	(42)	(187)	(152)

Earnings before interest and taxation		277	317	1,130	1,282
Finance income		40	34	119	59
Finance expense		(85)	(72)	(271)	(289)
Share of associates’ losses		(1)	(3)	(3)	(3)

Earnings before income tax		231	276	975	1,049

Income tax expense		(55)	(26)	(262)	(205)

Earnings from continuing operations		176	250	713	844

Earnings from discontinued operations, net of tax	9	—	2,084	—	2,183

Net earnings for the year		176	2,334	713	3,027

Net earnings attributable to equity holders of the Company		175	2,334	710	3,024

Net earnings attributable to minority interests		1	—	3	3

		176	2,334	713	3,027

Basic net earnings per share (in cents)		10 ¢	116 ¢	38 ¢	152 ¢
Diluted net earnings per share (in cents)		10 ¢	114 ¢	38 ¢	150 ¢

Basic and diluted earnings per share from continuing operations (in cents)		10 ¢	12 ¢	38 ¢	42 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,826	2,010	1,871	1,990

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the year ended 30 June 2008

		Year ended 30 June
(Dollars in millions)	note	2008 Unaudited $m	2007 Audited $m
Equity at the beginning of the year		3,604	1,062
Translation of foreign operations		103	(120)
Hedge of net investment		(70)	38
Revaluation of listed investments		(11)	11
Cash flow hedges		51	(8)

Total income/(loss) recognised directly in equity		73	(79)
Net earnings for the year		713	3,027

Total recognised income and expenses		786	2,948

Dividends		(762)	(739)
Tax credit on supplementary dividends		85	83
Dividend reinvestment plan	4	195	249
Exercise of share options		—	1
Share cancellation	4	(65)	—
Issuances of shares under employee share schemes		6	—
Capital reduction	4	(1,113)	—

Equity at the end of the year		2,736	3,604

Total recognised income and expenses for the year is attributable to:
Equity holders of the Company		783	2,945
Minority interests		3	3

		786	2,948

Equity consists of:
Contributed capital		1,297	2,270
Revaluation reserve		—	11
Foreign currency translation reserve		(33)	(66)
Hedge reserve		7	(44)
Deferred compensation		11	15
Retained earnings		1,447	1,412

Total equity attributable to equity holders of the Company		2,729	3,598
Minority interests		7	6

Total equity		2,736	3,604

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 30 June 2008

	30 June
(Dollars in millions)	2008 Unaudited $m	2007 Audited $m
ASSETS
Current assets:
Cash	779	1,969
Short-term investments	—	70
Short-term derivative assets	15	8
Receivables and prepayments	912	953
Taxation recoverable	93	8
Inventories	57	71

Total current assets	1,856	3,079

Non-current assets:
Long-term investments	527	494
Deferred tax asset	—	27
Long-term derivative assets	48	68
Intangibles	990	927
Property, plant and equipment	3,984	3,681

Total non-current assets	5,549	5,197

Total assets	7,405	8,276

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	1,086	1,000
Short-term derivative liabilities	214	68
Short-term provisions	22	34
Debt due within one year	958	488

Total current liabilities	2,280	1,590

Non-current liabilities:
Deferred tax liability	170	93
Long-term derivative liabilities	367	577
Long-term provisions	22	8
Long-term debt	1,830	2,404

Total non-current liabilities	2,389	3,082

Total liabilities	4,669	4,672

Equity:
Share capital	1,297	2,270
Reserves	(15)	(84)
Retained earnings	1,447	1,412

Total equity attributable to equity holders of the Company	2,729	3,598
Minority interest	7	6

Total equity	2,736	3,604

Total liabilities and equity	7,405	8,276

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the year ended 30 June 2008

		Year ended 30 June
(Dollars in millions)	note	2008 Unaudited $m	2007 Audited $m
Cash flows from operating activities
Cash received from customers		5,583	5,726
Interest income		112	38
Payments to suppliers and employees		(3,739)	(3,706)
Income tax paid		(111)	(147)
Interest paid on debt		(249)	(279)
Dividend income		89	19

Net cash flow from operating activities	5	1,685	1,651
Cash flows from investing activities
Sale of property, plant and equipment		3	10
Sale/(purchase) of short-term investments, net		70	(7)
Sale of customer base		7	—
Sale of subsidiary companies, net of cash sold		—	2,163
Purchase of subsidiary companies, net of cash acquired		(4)	(347)
Purchase of long-term investments		(9)	(4)
Repayment of advance to associate		—	85
Purchase of property, plant and equipment and intangibles		(945)	(861)
Capitalised interest paid		(12)	(11)

Net cash flow from investing activities		(890)	1,028

Cash flows from financing activities
Proceeds from long-term debt		—	376
Capital repurchased		(1,178)	—
Repayment of long-term debt and related derivatives		(297)	(706)
Settlement of derivatives		(53)	62
Proceeds from/(repayment of) short-term debt, net		57	(87)
Dividends paid		(565)	(497)

Net cash flow from financing activities		(2,036)	(852)

Net cash flow		(1,241)	1,827
Opening cash position		1,969	155
Foreign exchange movement		51	(13)

Closing cash position		779	1,969

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1	FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (“Telecom”) have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2007.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

The condensed financial statements are unaudited.

NOTE 2	REVENUE

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2008 Unaudited $m	2007 Unaudited $m	2008 Unaudited $m	2007 Audited $m
Calling
National	194	199	753	816
International	109	107	432	472
Other	14	12	48	48

	317	318	1,233	1,336

Other operating revenues
Resale	91	91	360	399
Dividends	34	—	89	18
Equipment	16	14	45	52
Miscellaneous other	51	49	175	165

	192	154	669	634

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 3	OTHER GAINS AND EXPENSES

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2008 Unaudited $m	2007 Unaudited $m	2008 Unaudited $m	2007 Audited $m
Other gains
Gain on sale of Australian mobile base	—	—	7	—
Gain on sale of TSCL	—	—	—	20

	—	—	7	20

Other expenses
Restructuring costs	—	9	—	36
Provision for billing issues	—	—	—	16

	—	9	—	52

Other gains

Gain on sale of Australian mobile customer base

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of NZ$7 million. In previous quarters this gain was included in mobile revenue, but has been reclassed to reflect it as a gain.

Gain on sale of Telecom Samoa Cellular Limited (“TSCL”)

In September 2006 Telecom completed the sale of its 90% share in TSCL resulting in a gain on sale of $20 million.

Other expenses

Restructuring costs

Restructuring costs totalling $36 million were recognised in 2007 as a result of restructuring activities, including a company-wide organisational redesign programme, the costs of rationalising Australian call centre operations and the integration of PowerTel.

Provision for billing issues

A provision of $16 million for the cost of rectifying several billing application configuration issues rolled out in prior periods was recognised during 2007. The provision covered the cost of investigating and resolving those issues.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4	DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the year ended 30 June 2008, 48,176,233 shares with a total value of $195 million were issued in lieu of a cash dividend (year ended 30 June 2007: 56,809,102 shares with a total value of $249 million).

Declaration of Dividend

On 7 August 2008, the Board of Directors approved the payment of a fourth quarter dividend of $146 million, representing 8.0 cents per share. In addition, a supplementary dividend totalling approximately $18 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Shares Cancellations

Telecom paid amounts owing under the capital reduction in October 2007 for shares that were cancelled in September 2007. The total of the payments to shareholders in respect of the 228 million cancelled shares was $1,113 million.

For the year ended 30 June 2008, a further 16,065,971 shares with a market value of $65 million were purchased and cancelled to negate the dilutive impact of the dividend reinvestment plan.

NOTE 5	RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
(Dollars in millions)	2008 Unaudited $m	2007 Audited $m
Net earnings for the year	713	3,027
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	761	658
Bad and doubtful accounts	34	40
Deferred income tax	83	(20)
Share of associates’ losses	3	3
Gain on sale of subsidiaries	—	(2,104)
Non-cash expenses	1	40
Other	(4)	12
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(Increase) in accounts receivable and related items	43	(23)
Decrease/(Increase) in inventories	14	(19)
Decrease in tax payable	68	119
Decrease in accounts payable and related items	(31)	(88)

Net cash flows from operating activities	1,685	1,651

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6	CONTINGENCIES

New Zealand

Commerce Act litigation

In March 2004, the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. This trial commenced on 30 June 2008.

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment.

Other litigation

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but the liquidators are seeking to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to $60 million. Telecom’s application to strike out all but one of the causes of action was unsuccessful. In a judgment dated 14 November 2007 the Court of Appeal dismissed Telecom’s appeal. Telecom has decided not to appeal the judgment and is now processing towards trial of the substantive matter. Telecom has received notices requesting additional information and responses. A judicial settlement conference is scheduled for 10 October 2008.

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the discovery documents. Telecom believes it has a strong defence for the majority of the claim. These proceedings will be vigorously defended by Telecom. The parties are working towards mediation. A fixture has been allocated for August 2008 but due to an increased discovery request by APT this date is likely to be extended. Telecom is engaging in settlement dialogue with APT and both parties have expressed a desire to settle prior to any court fixture.

The Commerce Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is working through the details of the specific charges. However, at this stage it cannot quantify the potential impact of penalties or customer refunds should a court ultimately find in favour of the Commission.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6 CONTINGENCIES (continued)

Australia

Telecom is in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union has commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The amount of loss and damage claimed has not yet been quantified by Pacific Union.

Telstra Corporation Limited has commenced proceedings in the Federal Court of Australia, and is seeking an order that the final determination made by the Australian Competition and Consumer Commission (ACCC) in a line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. The Court has heard the case and Telecom awaits judgment.

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the ACCC in an unbundled local loop service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. The hearing is scheduled for September 2008.

Effect of litigation of Telecom

The directors cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

NOTE 7	SEGMENTAL REPORTING

For the year ended 30 June 2008

Unaudited (Dollars in millions)	NZ Business $m	NZ Consumer $m	NZ Technology and Enterprises $m	Australian Operations $m	Total operating segments $m
External revenue	1,805	1,611	449	1,414	5,279
Internal revenue	6	—	44	17	67

Total revenue	1,811	1,611	493	1,431	5,346

Segment result	977	1,024	(847)	(49)	1,105

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7 SEGMENTAL REPORTING (continued)

For the year ended 30 June 2007

Audited (Dollars in millions)	NZ Business $m	NZ Consumer $m	NZ Technology and Enterprises $m	Australian Operations $m	Total operating segments $m
External revenue	1,799	1,709	414	1,310	5,232
Internal revenue	3	—	29	17	49

Total revenue	1,802	1,709	443	1,327	5,281

Segment result	1,074	1,085	(811)	(51)	1,297

The Yellow Pages Group was sold in April 2007 and is presented as a discontinued operation. The operating results for the Yellow Pages Group are shown in note 9.

Reconciliation from segmental external revenue to operating revenues and other gains

	Year ended 30 June
(Dollars in millions)	2008 Unaudited $m	2007 Audited $m
Segmental external revenue	5,279	5,232
Dividends	89	18
Other gains	7	20
Other unallocated revenue	298	312

Operating revenues and other gains	5,673	5,582

Reconciliation from segment result to earnings from continuing operations

	Year ended 30 June
(Dollars in millions)	2008 Unaudited $m	2007 Audited $m
Segment result	1,105	1,297
Corporate and other	25	(15)
Interest income	119	59
Interest expense and other finance costs	(271)	(289)
Share of associates’ losses	(3)	(3)
Income tax expense	(262)	(205)

Earnings from continuing operations	713	844

Telecom’s primary segments consist of:

•	NZ Business – Provider of calling, mobile, internet and data products to business customers in New Zealand

•	NZ Consumer – Provider of calling, mobile, internet and data products to residential customers in New Zealand

•	NZ Technology & Enterprises – Responsible for Telecom’s network, IT and shared service capability throughout New Zealand and the delivery of services to wholesale customers

•	Australian Operations – Provider of telecommunications services to residential and business customers in Australia

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8	QUARTERLY FINANCIAL INFORMATION

Unaudited (Dollars in millions, except per share amounts)	Operating revenues $m	EBITDA* $m	Earnings before interest and tax $m	Net earnings for the period $m	Basic net earnings per share ¢
Three months ended:
30 September 2007	1,410	482	302	225	11	¢
31 December 2007	1,417	453	272	172	9	¢
31 March 2008	1,387	469	279	140	8	¢
30 June 2008	1,459	487	277	176	10	¢

Year ended 30 June 2008	5,673	1,891	1,130	713	38	¢

Three months ended:
30 September 2006	1,428	500	344	225	11	¢
31 December 2006	1,388	434	277	229	11	¢
31 March 2007	1,358	507	344	239	12	¢
30 June 2007	1,408	493	317	2,334	116	¢

Year ended 30 June 2007	5,582	1,934	1,282	3,027	152	¢

*	Earnings before interest, taxation, depreciation and amortisation.

Net earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

NOTE 9	YELLOW PAGES GROUP

The Yellow Pages Group was sold in April 2007 and is presented as a discontinued operation. The operating results for the Yellow Pages Group are shown below.

(Dollars in millions, except per share amounts)	Three months ended 30 June 2007 Unaudited $m	Year ended 30 June 2007 Audited $m
Operating revenues	5	232
Operating expenses
Labour	(2)	(33)
Other operating expenses	(3)	(53)
Depreciation	(1)	(2)
Amortisation	—	(4)

(Loss)/earnings before taxation	(1)	140
Income tax credit/(expense)	1	(41)

Earnings after taxation	—	99
Gain on sale of discontinued operations	2,084	2,084

Earnings from discontinued operations	2,084	2,183

Basic earnings per share (in cents)	104 ¢	110 ¢
Diluted earnings per share (in cents)	102 ¢	108 ¢